貝克·麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

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Washington, DC

December 29, 2006

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 27, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
STEPHEN R. ENO*
DAVID FLEMING
GEORGE FORRAI*
DOROTHEA KOO

WILLIAM KUO
HARVEY LAU
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*

GARY SEIB
JACQUELINE SHEK
STEVEN SIEKER
CHRISTOPHER SMITH
DAVID SMITH
ANDREW TAN
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU

REGISTERED FOREIGN LAWYERS
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK; GERMANY)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)

*Notary Public
**China Appointed Attesting Officer

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on December 27, 2006:

1. Overseas Regulatory Announcement in relation to Provision of Guarantee, released on December 29, 2006, in English and Chinese.

HUADIAN 12g3-2(b)
File No. 82-4932
香港經濟日報 A58 29 DEC 2006



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼： 1071)

於其他市場發出之公告
擔保公告

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

一. 擔保情況概述

華電國際電力股份有限公司(「本公司」)於二零零六年十二月二十七日與國家開發銀行簽訂《國家開發銀行人民幣貸款保證合同》(「《保證合同》」)，為四川華電瀘定水電有限公司(「瀘定公司」)在國家開發銀行四川分行1億元人民幣技術援助貸款業務承擔連帶保證責任，本次貸款的年利率為3.6%，利率比同期商業貸款基準利率低2-3個百分點，貸款期限5年。《保證合同》自合同各方簽字後生效。截至本公告日止，本公司累計對外擔保總額為4.6億元人民幣。

二. 被擔保人基本情況

瀘定公司為本公司全資子公司，於二零零六年六月八日在四川瀘橋鎮成立，法定代表人鍾統林，註冊資金1,000萬元人民幣，現主要業務為興建瀘定水電站。瀘定公司截至二零零六年十一月三十日未經審計的財務報表資產總額為1.56億元人民幣，負債總額為0.82億元人民幣，貸款總額為0.76億元人民幣，一年內到期的負債總額為0.76億元人民幣，淨資產為0.74億元人民幣。

三. 保證合同的主要內容

1. 本次擔保為保證擔保，擔保的債務為《保證合同》項下對瀘定公司1億元人民幣技術援助貸款業務。
2. 保證期間為《保證合同》生效之日起至二零一三年十二月十四日。
3. 本公司對上述債務承擔連帶保證責任。

四. 董事會意見

為保證瀘定公司的資金需求並節省財務費用，經本公司第四屆董事會第十四次會議審議，同意為瀘定公司的該項借款提供擔保。

五. 累計對外擔保金額及逾期擔保的金額

截至本公告日止，本公司累計對外擔保均是為控股子公司借款提供的擔保，總額為4.6億元人民幣，目前本公司無逾期擔保。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱榮利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零六年十二月二十八日

• *謹供識別*

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 JAN -9 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32073984-130435

December 21, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 15, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on December 15, 2006:

1. Overseas Regulatory Announcement Resolutions of the 14th Meeting of the 4th Sesssion of the Board of Directors, released on December 21, 2006, in English and Chinese; and

2. Overseas Regulatory Announcement Resolutions of the 8th Meeting of the 4th Session of the Supervisory Committee, released on December 21, 2006, in English and Chinese.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS OF THE 14TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") convened its 14th meeting of the 4th session of the Board of Directors at 9:00a.m., 20 December 2006 at the conference room of the Company. The meeting was presided over by Mr. He Gong, Chairman of the Company and each director of the Company attended the meeting in person. In compliance with all laws, regulations and relevant requirements of the Articles of Association concerning the convening of board meeting, the meeting was lawfully and validly held. All supervisors of the Company attended the meeting as non-voting participants. The following resolutions were considered and passed unanimously at the meeting:

1. Mr. Cao Peixi be nominated as a candidate for director of the Company and the Board of Directors be authorized at the Extraordinary General Meeting ("EGM") to determine Mr. Cao's remuneration, to be put forth to EGM for approval, given that Mr. He Gong has rendered resignation from his office of director due to job reallocation;

2. Amendments to the Articles of Association and the relevant Codes on Procedures which are inconsistent with the laws and regulations such as the new Company Law and Securities Law, in accordance with the request by China Securities Regulatory Commission and with reference to the Guidelines for Articles of Association of Listed Companies (2006 revised). The proposed amendments to the Articles of Association (including the adoption of the revised Codes on Procedures as appendices of the Articles of Association), details of which are set out in the EGM notice and circular relating to the EGM to be issued separately by the Company, were approved to be put forth to the EGM for approval; and

3. Putting forth to the EGM to approve the resolution in respect of authorizing the Company to issue short-term debentures with principal value not more than RMB4.0 billion in the PRC within one year after the date of the EGM and authorizing the executive directors to handle matters in relation to the abovementioned issuance, including but not limited to execution of the relevant documents, determination of the volume of the short-term debentures within the scope of authorization, and determination of interest rate and timing of the short-term debentures.

By order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Company's Directors are as follows:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice-Chairman, Non-executive Director), Zhu Chongli (Vice-Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director), Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
20 December 2006

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

海外監管公告
第四屆董事會第十四次會議決議

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)第四屆董事會第十四次會議於二零零六年十二月二十日上午九時，在本公司會議室召開。本公司董事長賀恭先生主持會議，本公司全體董事親自出席會議，符合有關法律、法規及本公司《公司章程》有關召開董事會會議的規定，會議的召開合法有效。本公司全體監事列席本次會議。會議審議並一致通過如下決議：

1. 鑒於賀恭先生因工作變動擬辭去董事職務，同意將曹培璽先生作為本公司董事候選人上報本公司臨時股東大會(「臨時股東大會」)批准，並於會上授權董事會決定其酬金；

2. 按照中國證券監督管理委員會等監管機構的要求，比照《上市公司章程指引(2006年修訂)》等，對《公司章程》及有關議事規則中與新《公司法》、《證券法》等法律、法規不一致的規定做出修改。將《公司章程》修正案(包括修定有關議事規則以及將該等修定後的議事規則併入《公司章程》附錄)(詳見本公司另行發出與臨時股東大會有關的股東大會通知及通函)上報臨時股東大會批准；及

3. 提請臨時股東大會批准本公司在臨時股東大會日期後一年內在中國境內發行本金不超過人民幣 40 億元的短期融資券，並授權執行董事處理與發行上述債券相關的事宜(包括但不限於簽署有關文件，確定批准範圍內的短期融資券發行數量，確定短期融資券的利率和發行時機等)。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 北京
二零零六年十二月二十日

* *僅供識別*

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS OF THE 8TH MEETING OF THE 4TH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made in accordance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited* (the "Company") convened its 8th meeting of the 4th session of the Supervisory Committee on 20 December 2006 at the conference room of the Company. All supervisors of the Company attended the meeting and the meeting was lawfully and validly held. The following resolution was considered and passed unanimously at the meeting:

The revised draft of the Code on Supervisory Committee made in accordance with the relevant laws and regulations, details of which are set out in the notice of extraordinary general meeting ("EGM") and circular to be issued separately by the Company, was considered and approved and was agreed to be put forward for approval at the EGM to be convened by the board of directors.

By Order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Company's Directors are as follows:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice-Chairman, Non-executive Director), Zhu Chongli (Vice-Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director), Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
20 December 2006

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

海外監管公告
第四屆監事會第八次會議決議

本公告乃根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條而做出。

華電國際電力股份有限公司(「本公司」)第四屆監事會第八次會議於二零零六年十二月二十日在本公司會議室召開。本公司全體監事出席會議，會議的召開合法有效。一致通過以下決議：

審議批准本公司根據有關法律、法規起草的《監事會議事規則》修訂稿(詳見本公司另行發出的臨時股東大會通知及通函)，同意報董事會召集的臨時股東大會批准。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國 • 北京
二零零六年十二月二十日

* *僅供識別*

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。

貝克·麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

December 22, 2006

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 21, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since last submission on December 21, 2006:**

1. Announcement in relation to the Notice of Extraordinary General Meeting, released on December 22, 2006, in English and Chinese.



華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock Code: 1071)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("**EGM**") of Huadian Power International Corporation Limited* (the "**Company**") will be held at Orientalbay International Hotel, Beijing, the People's Republic of China (the "**PRC**") at 10:00a.m. on Monday, 5th February 2007 for the purpose of considering the following matters:

SPECIAL RESOLUTIONS

1. To consider and approve the Resolution Concerning Amendments to Articles of Association of the Company.
2. To consider and approve the Resolution Concerning Issuance of Short-term Debentures by the Company.

ORDINARY RESOLUTION

3. To consider and approve the Resolution Concerning the Election of Mr. Cao Peixi as a Director of the Company.

By order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the board of directors of the Company (the "**Board**") comprises: He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
22nd December 2006

Notes:-

1. **The Resolution Concerning Amendments to Articles of Association of the Company**

   The amendments to the articles of association of the Company ("**Articles of Association**") (including adoption of the the revised Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee (collectively, the "**Codes**") as appendices of the Articles of Association) were made in accordance with the relevant and applicable regulatory requirements in the PRC and the resolution will be proposed at the EGM for approval. The amendments to the Articles of Association and the Codes are set out in Appendix II to the circular regarding the EGM (the "**Circular**") to be despatched to the shareholders of the Company and are available on the website of the Shanghai Stock Exchange of the PRC at http://www.sse.com.cn and the website of the Company at http://www.hdpi.com.cn.

2. **The Resolution Concerning Issuance of Short-term Debentures by the Company**

   The following matters will be proposed at the EGM for approval: (1) The Company will issue short-term debentures with principal value not exceeding RMB4.0 billion in the PRC within one year after the date of the EGM; and (2) Executive directors of the Company will be authorised to attend to the matters in relation to the issuance of such short-term debentures, including but not limited to execution of relevant instruments, determination of the amount to be raised within the scope of authorisation and determination of the interest rate and timing in respect of the short-term debentures.

3. **The Resolution Concerning the Election of Mr. Cao Peixi as a Director of the Company**

   The fourteenth meeting of the fourth session of the Board nominated Mr. Cao Peixi as a candidate for a director of the Company under the shareholders' recommendation. Mr. He Gong will cease to be a director of the Company at the conclusion of the EGM due to work reallocation. Having been considered by the Board, the Resolution Concerning the Election of Mr. Cao Peixi as a director of the Company will be proposed at the EGM for approval. Mr.Cao's term of office as a director will last until the date on which the fourth session of the Board of Directors expires and he is subject to re-election. Mr. Cao does not have any interest in the shares of the Company. During his period of service as a director, the Board will determine his remuneration.

   Mr. Cao Peixi, born in August 1955, holds a postgraduate qualification and is a senior engineer in professor grade. He is currently the General Manager and Party Secretary of China Huadian Corporation and the Chairman of Huadian Coal Industry Group Company Limited. Mr. Cao has 34 years of working experience in power generation, operation and management and capital operations. Mr. Cao joined Qingdao Plant in 1972 and had held positions of technician, Deputy Chief Engineer, Deputy Head and Head of the plant. From December 1995 to December 2002, he had been the Assistant to General Manager, Deputy General Manager, Chairman and Party Secretary and General Manager of Shandong Electric Power (Group) Corporation. From December 2002 to October 2006, Mr. Cao was the Deputy General Manager and a Party Member of China Huadian Corporation.

4. **Eligibility of attending the EGM and closure of share register of members**

   Shareholders of the Company's H shares whose names appear on the Company's register of members at the close of business on Thursday, 4th January 2007 ("**Registered Shareholders**") are entitled to attend the EGM conditional upon completion of the necessary registration procedures.

   The Company's H share register of members will be closed from Friday, 5th January 2007 to Sunday, 4th February 2006, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, in order to be entitled to attend the EGM, shareholders of the Company's H shares are required to deposit their respective instrument(s) of transfer and the relevant share certificate(s) with the Company's H share registrar, Hong Kong Registrars Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Thursday, 4th January 2007.

5. **Registration procedures for attending the EGM**

   (1) Registered Shareholders who intend to attend the EGM are required to deliver the completed and signed written reply slip to the Secretarial Office of the Board of the Company on or before Tuesday, 16th January 2007. Please use the "Reply Slip for Attendance", as enclosed with the Circular or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the EGM shall also deliver copies of their instrument(s) of transfer and the relevant share certificates to the Secretarial Office of the Board of the Company on or before Tuesday, 16th January 2007.

   (2) Registered Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the EGM, and shall issue copies or facsimile copies of admission cards for attending the EGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original of the admission cards.

6. **Proxies**

   (1) Any Registered Shareholder who is entitled to appoint one or more proxies to attend and vote at the EGM on his behalf by completing the "Proxy Form For Use at the Extraordinary General Meeting" (the "Proxy Form") enclosed with the Circular or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. If one proxy is appointed, such proxy shall only exercise his / her voting rights on a poll. The Proxy Form shall be signed by a Registered Shareholder or his attorney duly authorised in writing. If the Proxy Form is signed by the attorney of a Registered Shareholder, the power of attorney or other documents of authorisation authorising the attorney to appoint the proxy shall be notarised. If the Registered Shareholder is a corporation, the Proxy Form shall be executed under seal or shall be executed by its director or a duly authorised person.

   (2) In respect of shareholders of the Company's domestic shares, the notarised power of attorney or other documents of authorisation and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the EGM or any adjourned meeting thereof.

7. **Procedure to demand a poll**

   Pursuant to articles 76 to 78 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless otherwise provided for under the applicable listing rules or other securities laws and regulations, or unless a poll is (before or after any vote by a show of hands) demanded by:

   (i) the chairman of the meeting;

   (ii) at least two shareholders, who possess the right to vote, present in person or by proxy; or

   (iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

   A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and for any business other than that upon which a poll has been demanded the meeting may proceed. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

8. **Miscellaneous**

   (1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held. Cumulative voting method shall be adopted in respect of proposal for election of directors or supervisors.

   (2) The EGM is expected to take half a day. Shareholders attending the EGM shall be responsible for their own travel and accommodation expenses.

   (3) The legal address of the Company and the contact details of the Secretarial Office of the Board of the Company are as follows:

   No. 14, Jingsan Road
   Jinan, Shandong Province
   The People's Republic of China
   Tel No.: 86531-8236 6222
   Fax No.: 86531-8236 6090 / 86531-8236 6091

   (4) The address and contact details of Hong Kong Registrars Limited, the Company's H share registrar, are as follows:

   17th Floor
   Hopewell Centre
   183 Queen's Road East
   Hong Kong
   Tel No.: 852-2862 8628
   Fax No.: 852-2865 0990 / 852-2529 6087

* *For identification only*

香港經濟日報 A80

22 DEC 2006



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(在中華人民共和國註冊成立之中外合資股份有限公司)

(股份代碼：1071)

臨時股東大會通告

茲公告華電國際電力股份有限公司(「本公司」)的臨時股東大會(「臨時股東大會」)將於二零零七年二月五日(星期一)上午10時正在中華人民共和國(「中國」)北京漢華國際飯店舉行，藉以審議下列事項：

特別決議案：

1. 審議及批准《關於修改〈公司章程〉的議案》。
2. 審議及批准《關於公司發行短期融資券的議案》。

普通決議案：

3. 審議及批准《關於選舉曹培璽先生為公司董事的議案》。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事會(「董事會」)成員如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零六年十二月二十二日

附註：

1. **關於修改《公司章程》的議案**

   本公司《公司章程》(「公司章程」)的修改(包括將修定後的《股東大會議事規則》、《董事會議事規則》和《監事會議事規則》(統稱「議事規則」)列為《公司章程》的附錄)乃遵照中國有關及適用的監管規定而制定，並根據該等規定提呈臨時股東大會批准。《公司章程》及議事規則載於將會寄發予本公司股東有關召開臨時股東大會的通函(「通函」)附錄二，亦可在中國上海證券交易所的網站http://www.sse.com.cn和本公司網站：http://www.hdpi.com.cn上閱覽。

2. **本公司發行短期融資券的議案**

   提請股東大會審議批准的事項：(1)本公司在臨時股東大會結束之日起一年內在中國境內發行本金不超過人民幣40億元的短期融資券；(2)授權執行董事處理與發行上述短期融資券相關的事宜(包括但不限於簽署有關文件、確定批准範圍內的集資額，確定發行短期融資券的利率和發行時機等)。

3. **關於選舉曹培璽先生為公司董事的議案**

   第四屆十四次董事會根據股東方的推薦，提名曹培璽先生為本公司董事候選人，因工作變動，賀恭先生將在臨時股東大會結束後不再擔任本公司董事職務。董事會審議《關於提名曹培璽先生為公司董事候選人的議案》之後，提交臨時股東大會批准。曹先生擔任本公司董事的任期到第四屆董事會換屆時止，可以連選連任，曹先生目前未持有本公司的任何股份權益，在擔任本公司董事期間由董事會決定其薪酬。

   曹培璽先生生於一九五五年八月，碩士研究生學歷，教授級高級工程師，現任中國華電集團公司總經理、黨組書記、華電煤業集團有限公司董事長。曹先生在電力生產、經營管理及資本運作等方面具有34年的工作經驗。曹先生一九七二年於青島發電廠參加工作，先後擔任專工、副總工程師、副廠長、廠長。一九九五年十二月至二零零二年十二月先後擔任山東電力集團公司總經理助理、副總經理、董事長兼黨委書記及總經理。二零零二年十二月至二零零六年十月擔任中國華電集團公司副總經理、黨組成員。

4. **出席臨時股東大會的資格及暫停辦理股份過戶**

   就H股股東而言，於二零零七年一月四日(星期四)營業時間結束時名列本公司股東名冊的H股股東(「註冊股東」)，於完成必須的登記手續後將有權出席臨時股東大會。

   本公司將於二零零七年一月五日(星期五)至二零零七年二月四日(星期日)(包括首尾兩天)暫停H股過戶登記，期間將不會辦理任何本公司的H股過戶登記手續。在適用的情況下，本公司的H股股東如欲出席臨時股東大會，務請將彼等的有關過戶文件連同相關之股份證書不遲於二零零七年一月四日(星期四)下午四時整存置於本公司的H股股份過戶登記處香港證券登記有限公司，地址為香港皇后大道東183號合和中心17樓，方為有效。

5. **參加臨時股東大會的登記手續**

   (1) 擬出席臨時股東大會的註冊股東，須在二零零七年一月十六日(星期二)或該日前將已填妥及簽署的書面確認回覆送達本公司董事會秘書室。請採用本通告隨附的「出席確認回執」或其複印件作為書面回覆。擬出席臨時股東大會的H股註冊股東，除前述要求外，須在二零零七年一月十六日(星期二)或該日前將其過戶文件副本及有關股份證書副本送達本公司董事會秘書室。

   (2) 註冊股東可以下列方法將必要的登記文件送交本公司：親自交回、郵寄或傳真。收悉上述文件後，本公司將完成參加臨時股東大會的登記程序，並以郵寄或傳真方式發出臨時股東大會入場證副本或傳真副本。股東或其代表在參加臨時股東周年大會時，可以用副本交換臨時股東大會入場證正本。

6. **股東代理人**

   (1) 註冊股東有權通過填妥本通告隨附的「臨時股東大會適用的代理人委任表格」(「委任書」)或其複印本委任一位或多位代理人代表其出席股東周年大會及投票。代理人毋須為本公司股東。如委任一名代理人，該等代理人只能以投票方式行使表決權。委任書必須由註冊股東或由其以書面形式正式授權的委託人簽署。如委任書由註冊股東的委託人簽署，則授權該委託人委任代理人的授權書或其他授權文件必須經過公證。如註冊股東為一法人，則其委任書須加蓋法人印章或由其董事或正式委任的代理人簽署。

   (2) 就內資股股東而言，經公證的授權書或其他授權文件及填妥的委任書，必須於臨時股東大會或其續會指定的舉行時間前二十四小時送達香港證券登記有限公司，方為有效。

7. **要求進行表決的手續**

   根據本公司章程第76至78條，於本公司的任何股東大會上，決議案須以舉手的方式表決，除非適用的上市規則或其他證券法及法規另作規定，或下列人士在舉手表決前或以後，要求以投票方式表決：

   (一) 會議主席；

   (二) 至少兩名有投票權的股東，親自出席或者以代理人出席；或

   (三) 單獨或者合併計算持有在該會議上有表決權的股份10%以上(含10%)的一個或者若干股東(包括股東代理人)。

   以投票方式表決的要求可以由提出者撤回。如果要求以投票方式表決的事項是選舉會議主席或者中止會議，則應當立即進行投票表決；其他要求以投票方式表決的事項，由主席決定何時舉行投票，否則會議可以繼續進行討論其他事項。投票結果仍被視為在該會議上所通過的決議。在大會上進行的投票，如股東(包括股東代理人)擁有兩票或以上的投票權，毋須以同樣方式表決所有票數。

8. **其他事項**

   (1) 每位本公司股東(或其股東代理人)在臨時股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。對董事或監事選舉提案實行累積投票制。

   (2) 臨時股東大會會期預計半天，參加臨時股東大會的股東的交通及食宿費自理。

   (3) 本公司法定地址及董事會秘書室詳情如下：

   中華人民共和國山東省濟南市經三路14號
   電話：86531-8236 6222
   傳真：86531-8236 6090 / 86531-8236 6091

   (4) 本公司H股股份登記處香港證券登記有限公司地址及聯絡資料如下：

   香港灣仔皇后大道東183號合和中心17樓
   電話：852-2862 8628
   傳真：852-2865 0990 / 852-2529 6087

* *僅供識別*

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

December 28, 2006

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated December 22, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

RECEIVED
2007 JAN -9 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on December 22, 2006:

1. Clarification Announcement, released on December 27, 2006, in English and Chinese.

HUADIAN 12g3-2(b)
File No. 82-4932

27 DEC 2006 THE STANDARD



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

CLARIFICATION ANNOUNCEMENT

References are made to the English version Notice of Extraordinary General Meeting ("EGM Notice") of Huadian Power International Corporation Limited* (the "Company") dated 22nd December, 2006 and the English version Circular on (I) Proposed Amendments to the Articles of Association (II) Proposed Issuance of Short-term Debentures and (III) Proposed Appointment of a Director of the Company dated 22nd December, 2006 (the "EGM Circular").

The board of directors of the Company (the "Board") announces that the first sentence of the second paragraph of Note 4 of the EGM Notice and Appendix I of the EGM Circular (which contains a copy of the EGM Notice) should be replaced by the following: "The Company's H share register of members will be closed from Friday, 5th January, 2007 to Sunday, 4th February, 2007, both days inclusive, during which period no transfer of the Company's H shares will be effected.".

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises: He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
22nd December, 2006

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

27 DEC 2006 香港經濟日報



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

澄清公告

茲提述華電國際電力股份有限公司(「本公司」)日期為二零零六年十二月二十二日的臨時股東大會通告(「臨時股東大會通告」)英文版和日期為二零零六年十二月二十二日的關於(i)建議修改《公司章程》、(ii)建議發行短期融資券及(iii)建議委任董事之通函(「臨時股東大會通函」)英文版。

本公司董事會(「董事會」)宣佈，臨時股東大會通告附註四及臨時股東大會通函附錄一(載有臨時股東大會通告)中附註四第二段第一句應替換如下：「The Company's H share register of members will be closed from Friday, 5th January, 2007 to Sunday, 4th February, 2007, both days inclusive, during which period no transfer of the Company's H shares will be effected.」。

承董事會命
華電國際電力股份有限公司
周連青
董事會秘書

於本公告日期，本公司董事如下：

賀恭(董事長，非執行董事)，陳飛虎(副董事長，非執行董事)，朱崇利(副董事長，非執行董事)，陳建華(執行董事)，田沛亭(執行董事)，王映黎(非執行董事)，張炳炬(非執行董事)，彭興宇(非執行董事)，丁慧平(獨立非執行董事)，趙景華(獨立非執行董事)，王傳順(獨立非執行董事)，胡元木(獨立非執行董事)。

中國•北京
二零零六年十二月二十二日

* *僅供識別*